Global Boatworks Holdings, Inc

2637 Atlantic Blvd #134

Pompano Beach, Florida 33062

August 11, 2015

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

Justin Dobbie Legal Branch Chief

100 F Street, NE

Washington, D.C. 20549

Re: Re: Global Boatworks Holdings, Inc.

Registration Statement On Form S-1
Originally Filed On July 10, 2015

File No. 333-205604

To whom it may concern:

In accordance with Rule 461 under the Securities Act of 1933, Global Boatworks Holdings, Inc., a Florida corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form S-1, (File No. 333-205604) (the “Registration Statement”), which was originally filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2015, as amended. The Registrant respectfully requests that the Registration Statement become effective by 4:00 PM, Wednesday, August 12, 2015, Washington, D.C. time, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely

/s/ Robert Rowe

Robert Rowe

Chief Executive Officer